

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Ronald J. Fior
Chief Financial Officer, Senior Vice President,
Finance and Operations
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, California 95113

>   **Re: Callidus Software Inc.
>   Form 10-K for the fiscal year ended December 31, 2009
>   File No. 000-50463**

Dear Mr. Fior:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief